UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of December, 2024

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: December 11, 2024	By:	/s/ Ajay Agarwal
	Name:	Ajay Agarwal
	Title:	Company Secretary and Head – Group Oversight

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this report pursuant to the General Instructions for Form 6-K.

Exhibit No. 99

Description

Notice of Postal Ballot

December 11, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub: Notice of Postal Ballot

Please find enclosed herewith a copy of the Postal Ballot Notice dated November 27, 2024 together with the Explanatory Statement thereto, seeking approval of the Members of HDFC Bank Limited (“the Bank”) to appoint Mr. Santhosh Iyengar Keshavan (DIN: 08466631) as an Independent Director of the Bank for a period of three (3) years with effect from November 18, 2024 to November 17, 2027 (both days inclusive), by means of electronic voting (remote e-voting).

The Postal Ballot Notice is being sent to all Members whose names appear in the Register of Members / Register of Beneficial Owners maintained by the Depositories viz. National Securities Depository Limited (“NSDL”) and Central Depository Services (India) Limited and whose email address is registered with Depositories, Bank and / or Datamatics Business Solutions Limited (“RTA”) as on the close of business hours on Friday, December 6, 2024 (cut-off date). The Postal Ballot Notice is also being uploaded on the Bank’s website at https://www.hdfcbank.com/personal/about-us/postal-ballot

The Bank has engaged NSDL for facilitating remote e-voting to enable the Members to cast their votes electronically. The period for remote e-voting on the resolution set out in the Postal Ballot Notice shall commence on Friday, December 13, 2024 at 10:00 A.M. (IST) and end on Saturday, January 11, 2025 at 5:00 P.M. (IST). The Postal Ballot Notice is also being uploaded on the website of NSDL at https://www.evoting.nsdl.com.

We request you to bring the above to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary and Head – Group Oversight